Exhibit 3.1

Execution Version

Vivakor, INC.

CERTIFICATE OF DESIGNATIONS, PREFERENCES,

RIGHTS AND LIMITATIONS

OF

SERIES A CONVERTIBLE PREFERRED STOCK

PURSUANT TO NRS 78.1955

The undersigned, James Ballengee, does hereby certify that:

1.	He is the Chief Executive Officer of Vivakor, Inc., a Nevada corporation (the “Company”).

2.	The Company is authorized to issue 15,000,000 shares of preferred stock, none of which have been issued.

3.	The following resolutions were duly adopted by the board of directors of the Company (the “Board of Directors”):

WHEREAS, the certificate of incorporation of the Company provides for a class of its authorized stock known as preferred stock, consisting of 15,000,000 shares, $0.001 par value per share, issuable from time to time in one or more series;

WHEREAS, the Company’s Board of Directors previously authorized five (5) series of preferred stock entitled Series A Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock, Series C Preferred Stock and Series C-1 Preferred Stock (the “Prior Preferred Stock”);

WHEREAS, all outstanding shares of the Prior Preferred Stock were converted into shares of the Company’s common stock, and on September 20, 2024, the Company filed a Certificate of Withdrawal with the State of Nevada Secretary of State to eliminate from the Company’s Articles of Incorporation all matters related to each series of Prior Preferred Stock such that the Prior Preferred Stock does not exist and is of no force or effect, and therefore returning all shares that were designated as Prior Preferred Stock to the status of authorized but unissued shares of preferred stock of the Company;

WHEREAS, the Board of Directors is authorized to fix the dividend rights, dividend rate, voting rights, conversion rights, rights and terms of redemption and liquidation preferences of any wholly unissued series of preferred stock and the number of shares constituting any series and the designation thereof, of any of them; and

WHEREAS, it is the desire of the Board of Directors, pursuant to its authority as aforesaid, to fix the rights, preferences, restrictions and other matters relating to a series of the preferred stock, which shall consist of, up to 150,000 shares of the preferred stock which the Company has the authority to issue, as follows:

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby provide for the issuance of a series of preferred stock for cash or exchange of other securities, rights or property and does hereby fix and determine the rights, preferences, restrictions and other matters relating to such series of preferred stock as follows:

TERMS OF PREFERRED STOCK

I. DESIGNATION AND AMOUNT; DIVIDENDS

A. Designation. The designation of said series of preferred stock shall be Series A Preferred Stock, $0.001 par value per share (the “Series A Preferred”).

B. Number of Shares. The number of shares of Series A Preferred authorized shall be One Hundred Fifty Thousand (150,000) shares. Each share of Series A Preferred shall have a stated value equal to $1,000 (as may be adjusted for any stock dividends, combinations or splits with respect to such shares) (the “Series A Stated Value”).

C. Certain Definitions. In addition to terms defined elsewhere in this Certificate of Designations, Preferences, Rights and Limitations, the following terms have the following meanings:

“Common Stock” means the Company’s common stock, par value $0.001 per share.

“Deemed Liquidation Event” shall mean (i) a merger or consolidation in which (x) the Company is a constituent party or (y) a subsidiary of the Company is a constituent party and the Company issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary in which the share capital stock of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (a) the surviving or resulting corporation; or (b) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or (ii) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all of the assets of the Company and its subsidiaries taken as a whole or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company; provided, however, that the Company’s transaction with Empire Diversified Energy, Inc., contemplated to occur in 2024, will not be a Deemed Liquidation Event.

“Holder” shall mean a holder of record of the Series A Preferred.

“Membership Interest Purchase Agreement” shall mean that certain Membership Interest Purchase Agreement dated as of March 21, 2024, by and among the Company, Jorgan Development, LLC, a Louisiana limited liability company, and JBAH Holdings, LLC, a Texas limited liability company, for the purchase and sale Endeavor Crude, LLC f/k/a Meridian Transport, LLC, a Texas limited liability company, et al.

“Original Issue Date” shall mean the date of the first issuance of any shares of the Series A Preferred regardless of the number of transfers of any particular shares of Series A Preferred and regardless of the number of certificates which may be issued to evidence such Series A Preferred.

“Shareholder Approval” means such approval as may be required by the applicable rules and regulations of the Nasdaq Stock Market (or any successor entity) from the shareholders of the Company with respect to the transactions contemplated by the Transaction Documents, including the issuance of all of the Underlying Shares in excess of 19.99% of the issued and outstanding Common Stock on the Closing Date.

“Transaction Documents” means this Certificate of Designation, the Membership Interest Purchase Agreement and all exhibits and schedules thereto and hereto and any other documents or agreements executed in connection with the transactions contemplated pursuant to the Membership Interest Purchase Agreement.

“Underlying Shares” means the shares of Common Stock issued and issuable pursuant to the Transaction Documents, including upon conversion of the Series A Preferred and issued and issuable in lieu of the cash payment of dividends thereon in accordance with the terms of this Certificate of Designation.

D. Dividends.

(i) Quarterly Dividends. The Holders of shares of the Series A Preferred shall be entitled to receive dividends out of any assets legally available, to the extent permitted by Nevada law, at an annual rate equal to six percent (6%) of the Series A Stated Value of such shares of Series A Preferred, calculated on the basis of a 360 day year, consisting of twelve 30-day months, and shall accrue from the date of issuance of such shares of Series A Preferred, payable quarterly in the Common Stock, as the Company shall determine in its sole discretion, with the first such payment due on October 31, 2024; provided, however, that the Company shall not pay any dividends in Common Stock if it would cause the Holders to be directly or indirectly vested with forty-nine and 99/100 hundredths percent (49.99%) or more of all of the issued and outstanding Common Stock of the Company or without compliance with applicable sections of Nasdaq Listing Rule 5635. Any unpaid dividends shall accrue at the same rate. To the extent not paid on the last day of April, July, October and January of each calendar year, all dividends on any share of Series A Preferred shall accumulate whether or not declared by the Board and shall remain accumulated dividends until paid pursuant hereto. All accrued and unpaid dividends shall be paid upon a Liquidation Event pursuant to Section II, conversion pursuant to Section IIIA. - D or redemption pursuant to Section III.C. The Holders of the Series A Preferred may convert any such unpaid dividends into common stock of the Company, at the Conversion Price (defined below), and otherwise in accordance with the terms and conditions hereof.

(ii) Junior Stock Dividends. All accrued and accumulated dividends on the shares of Series A Preferred shall be paid prior and in preference to any dividend on any Junior Stock (as defined herein). The Company shall not declare or pay any cash dividends on, or make any other distributions with respect to or redeem, purchase or otherwise acquire for consideration, any shares of Junior Stock unless and until all accrued and unpaid dividends on the Series A Preferred Stock have been paid in full. In all events, Junior Stock dividends shall be subject to the restrictions set forth in Section II.A. below.

(iii) Partial Dividend Payments. Except as otherwise provided herein, if at any time the Company pays less than the total amount of dividends then accrued and accumulated with respect to the Series A Preferred, such payment shall be distributed pro rata among the Holders thereof based upon the aggregate accrued and accumulated but unpaid dividends on the shares of Series A Preferred held by each such Holder.

II. LIQUIDATION PREFERENCE

A. Preferential Payments to Holders of Series A Preferred. In the event of any liquidation, dissolution or winding up of the Company or a Deemed Liquidation Event, either voluntary or involuntary, the Holders of record of shares of Series A Preferred shall be entitled to receive, immediately prior and in preference to any distribution to the holders of the Company’s other equity securities (including the Company’s Common Stock and any Junior Stock), a liquidation preference equal to the Series A Stated Value per share plus all accrued and accumulated but unpaid dividends, whether or not declared (the amount payable pursuant to this sentence is hereinafter referred to as the “Liquidation Preference Amount”). The payment of any Liquidation Preference Amount must be paid in like consideration, and in pro rata percentages, of what the Company receives in the liquidation event. As an example, if the Company receives $1,500,000 in cash and $500,000 in equity in a liquidation event, the payment of any Liquidation Preference Amount must be paid to the Holders in 75% cash and 25% in equity and then the holders of Junior Stock shall have the right to receive the same form of pro rata consideration as the Holders on a pro rata basis. If upon the occurrence of such event (a “Liquidation Event”) the assets and funds thus distributed among the Holders shall be insufficient to permit the payment to such Holders of the full Liquidation Preference Amounts due to the Holders of the Series A Preferred, then the entire assets and funds of the Company legally available for distribution shall be distributed among the Holders, pro rata, based on the Liquidation Preference Amounts to which such Holders are entitled and the Company shall not make or agree to make any payments to holders of any Junior Stock.

B. Notice of Liquidation Event. In the event of any Liquidation Event, the Company shall, within ten (10) days of the date the Board approves such action, or no later than twenty (20) days of any shareholders’ meeting called to approve such action, or within twenty (20) days of the commencement of any involuntary proceeding, whichever is earlier, give each Holder of shares of Series A Preferred written notice of the proposed action. Such written notice shall describe the material terms and conditions of such proposed action, including a description of the stock, cash and property to be received by the Holders of shares of Series A Preferred upon consummation of the proposed action and the date of delivery thereof. If any material change in the facts set forth in the initial notice shall occur, the Company shall promptly give written notice to each Holder of such material change.

C. Other Distributions. Upon the completion of the distribution required by this Section, if assets remain in this Company, they shall be distributed to holders of Parity Securities (unless holders of Parity Securities have received distributions pursuant to this section) and Junior Stock in accordance with the Certificate of Incorporation, as amended.

III. CONVERSION

A. Forced Conversion. Subject to Section III.C, the Company shall have the right, subject to the conversion limitations set forth below, at any time after the Original Issue Date, and without payment of additional consideration, to convert the aggregate Series A Stated Value of such shares, as well as accrued and accumulated but unpaid declared dividends on the Series A Preferred (collectively the “Conversion Amount”) into fully paid and non-assessable shares of Common Stock of the Company (“Conversion Shares”). The “Conversion Price” of the Series A Preferred shall be $1.00 per share of Common Stock, subject to adjustment and except as otherwise set forth below. No fractional shares of Common Stock shall be issued upon conversion of Series A Preferred. In lieu of any fractional share to which the Holder would otherwise be entitled, the Company shall round up to the nearest whole share. In connection with any conversion, the Holder shall surrender the certificate or certificates therefor, duly endorsed, to the principal office of the Company, after receiving written notice from the Company at least five (5) days prior to the date the Company desires to effect the conversion that the Company elects to convert the same, the number of shares of Series A Preferred to be converted and a calculation of the Conversion Price (with an advance copy of the certificate(s) and the notice by facsimile)(the “Conversion Notice”); provided, however, that the Company shall not be obligated to issue certificates evidencing shares of Common Stock issuable upon such conversion unless such shares of Series A Preferred are delivered to the Company as provided above, or the Holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement reasonably satisfactory to the Company and its transfer agent to indemnify the Company from any loss incurred by it in connection with such certificates. Notice of conversion may be given by the Company at any time during the day up to 5:00 p.m. New York City time and such conversion shall be deemed to have been made five (5) days after the notice of conversion is sent by the Company to the Holder(s) and the shares of Common Stock issuable upon conversion of the specified shares of Series A Preferred shall be deemed to be outstanding of record as of such date. Within three (3) business days after the conversion date in the notice of conversion, the Company shall instruct the transfer agent to issue shares of its Common Stock and to forward the same to the Holder, or upon the election of the Holder, the Company shall transmitted the shares of Common Stock to the Holder by crediting the account of the Holder’s prime broker with The Depository Trust Company through its Deposit or Withdrawal at Custodian system (“DWAC”) if the Company is then a participant in such system and either (A) there is an effective registration statement permitting the issuance of the shares to or resale of the shares by the Holder or (B) the shares are eligible for resale by the Holders without volume or manner-of-sale limitations pursuant to Rule 144, and otherwise by physical delivery to the Holder. All shares of Common Stock issued hereunder by the Company shall be duly and validly issued, fully paid and nonassessable, free and clear of all taxes, liens, charges and encumbrances with respect to the issuance thereof. The Company shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series A Preferred pursuant to this Section III. The Holders do not have the right to force the conversion of the Series A Preferred Stock into common stock.

In case of conversion under this Section III of only a part of the shares of Series A Preferred represented by a certificate surrendered to the Company, the Company shall issue and deliver a new certificate for the number of shares of Series A Preferred which have not been converted, upon receipt of the original certificate or certificates representing shares of Series A Preferred so converted. Until such time as the certificate or certificates representing shares of Series A Preferred which have been converted are surrendered to the Company and a certificate or certificates representing the Common Stock into which such shares of Series A Preferred have been converted have been issued and delivered, the certificate or certificates representing the shares of Series A Preferred Stock which have been converted shall represent the shares of Common Stock into which such shares of Series A Preferred have been converted.

B. Adjustments. The Conversion Price shall be subject to adjustment from time to time as follows:

(i) Consolidation, Merger, Sale, Lease or Conveyance. In case of any consolidation or merger of the Company with or into another Company where the Company is not the surviving entity, or in case of any sale, lease or conveyance to another Company of all or substantially all the assets of the Company, each share of the Series A Preferred shall after the date of such consolidation, merger, sale, lease or conveyance be convertible into, in lieu of the number of shares of Common Stock which the Holders would otherwise have been entitled to receive, the number of shares of stock or other securities or property (including cash) to which the Common Stock issuable (at the time of such consolidation, merger, sale, lease or conveyance) upon conversion of such share of the Series A Preferred would have been entitled upon such consolidation, merger, sale, lease or conveyance; and in any such case, if necessary, the provisions set forth herein with respect to the rights and interests thereafter of the Holder of the shares of the Series A Preferred shall be appropriately adjusted so as to be applicable, as nearly as may reasonably be, to any shares of stock or other securities or property thereafter deliverable on the conversion of the shares of the Series A Preferred. Notwithstanding the foregoing, if upon the occurrence of a Liquidation Event the Holder of shares of Series A Preferred receives the entire Liquidation Preference Amount either in cash or in shares of Common Stock pursuant to Section II above, the Conversion Price shall not be adjusted as a result of such Liquidation Event; provided that, the Conversion Price will continue to be subject to adjustment with respect to any subsequent events described in this Section III.B(i).

(ii) Stock Dividends, Subdivisions, Reclassification, or Combinations. If the Company shall (1) declare a dividend or make a distribution on its Common Stock in shares of its Common Stock, (2) subdivide or reclassify the outstanding shares of Common Stock into a greater number of shares, or (3) combine or reclassify the outstanding Common Stock into a smaller number of shares, then in any such case, the Conversion Price in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination, or reclassification shall be proportionately adjusted so that the Holder of any shares of the Series A Preferred surrendered for conversion after such date shall be entitled to receive the number of shares of Common Stock that such Holder would have owned or been entitled to receive had such Series A Preferred been converted immediately prior to such date on terms in effect as of such time. Successive adjustments in the Conversion Price shall be made whenever any event specified above shall occur. If the Company shall subdivide (by stock split, by payment of a stock dividend or otherwise) the outstanding shares of Series A Preferred, into a greater number of shares of Series A Preferred, the Conversion Price of the Series A Preferred in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Series A Preferred shall be combined (by reclassification or otherwise) into a lesser number of shares of Series A Preferred, the Conversion Price of the Series A Preferred in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

C. Conversion Limitations. In no event shall the Holder, or any future Holder, be entitled to convert any portion of the Series A Preferred without compliance with applicable sections of Nasdaq Listing Rule 5635. Additionally, in no event shall the Holder, or any future Holder, be entitled to convert any portion of the Series A Preferred in excess of that portion of the Series A Preferred upon conversion of which the sum of (1) the number of shares of Common Stock beneficially owned by the Holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of the Series A Preferred or the unexercised or unconverted portion of any other security of the Company subject to a limitation on conversion of exercise analogous to the limitations contained herein) and (2) the number of shares of Common Stock issuable upon the conversion of the portion of the Series A Preferred with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Holder and its affiliates of more than 49.99% of the issued and outstanding shares of Common Stock of the Company. For the purposes of the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of Securities Exchange Act of 1934, as amended, and Rule 13d-3 thereunder. Subject to the foregoing, the Holder shall not be limited to aggregate exercises which would result in the issuance of more than 49.99% of the Common Stock of the Company. The restriction described in this paragraph may be waived, in whole or in part, upon sixty-one (61) days’ prior notice from the Holder to the Company to increase such percentage; provided, however, that such waiver will not be effective to the extent that it results in (i) such Holder beneficially owning more than 19.99% of the outstanding shares of Common Stock of the Company or (ii) in the mutually exclusive alternative, specifically with respect to James Ballengee, together with affiliates of James Ballengee, beneficially owning more than 49.99% of the outstanding shares of Common Stock of the Company.

D. Issuance Limitations. Further to the conversion limitations set forth in Section III C. above, if the Company has not obtained Shareholder Approval in accordance with Nasdaq Listing Rule 5635(d), then the Company may not issue, upon conversion of the Series A Preferred or payments in kind of dividends on the Series A Preferred Stock, a number of shares of Common Stock which, when aggregated with any shares of Common Stock issued on or after the Original Issue Date and prior to such Conversion Date or dividend issuance date in connection with any conversion of or dividend payment in Common Stock on Series A Preferred issued pursuant to the Membership Interest Purchase Agreement would exceed the 20% limitation of Nasdaq Listing Rule 5635(d) (subject to adjustment for forward and reverse stock splits, recapitalizations and the like) (such number of shares, the “Issuable Maximum”). Each Holder shall be entitled to a portion of the Issuable Maximum equal to the quotient obtained by dividing (x) the original Stated Value of such Holder’s Series A Preferred by (y) the aggregate Stated Value of all Series A Preferred issued on the Original Issue Date to all Holders.

IV. RANK

All shares of the Series A Preferred shall rank (i) senior to the Company’s Common Stock and any other class or series of capital stock of the Company hereafter created, the terms of which shall specifically provide that such class or series shall rank junior to the Series A Preferred (each of the securities in clause (i) collectively referred to as “Junior Stock”) and (ii) pari passu with any class or series of capital stock of the Company hereafter created and specifically ranking, by its terms, on par with the Series A Preferred (“Parity Securities”), in each case as to dividend distributions or distributions of assets upon liquidation, dissolution or winding up of the Company or a Deemed Liquidation Event, whether voluntary or involuntary.

V. VOTING RIGHTS

The Holders will not have any voting rights with respect to matters submitted to a vote of holders of Common Stock (whether at a meeting of shareholders or by written consent).

VI. MISCELLANEOUS

A. Status of Redeemed Stock. In case any shares of Series A Preferred shall be redeemed or otherwise repurchased or reacquired, the shares so redeemed, repurchased, or reacquired shall resume the status of authorized but unissued shares of preferred stock, and shall no longer be designated as Series A Preferred Stock.

B. Lost or Stolen Certificates. Upon receipt by the Company of (i) evidence of the loss, theft, destruction or mutilation of any Preferred Stock Certificate(s) and (ii) in the case of loss, theft or destruction, indemnity (with a bond or other security) reasonably satisfactory to the Company, or in the case of mutilation, the Preferred Stock Certificate(s) (surrendered for cancellation), the Company shall execute and deliver new Preferred Stock Certificates.

C. Waiver. Notwithstanding any provision in this Certificate of Designation to the contrary, any provision contained herein and any right of the Holders granted hereunder may be waived as to all shares of Series A Preferred (and the Holders thereof) upon the unanimous written consent of the Holders.

D. Notices. Any notices required or permitted to be given under the terms hereof shall be sent by certified or registered mail (return receipt requested) or delivered personally, by nationally recognized overnight carrier or by confirmed facsimile transmission, and shall be effective five (5) days after being placed in the mail, if mailed, or upon receipt or refusal of receipt, if delivered personally or by nationally recognized overnight carrier or confirmed facsimile transmission, in each case addressed to a party as set forth below, or such other address and telephone and fax number as may be designated in writing hereafter in the same manner as set forth in this Section.

If to the Company:

Vivakor, Inc.

5220 Spring Valley Road, Suite 500

Dallas, TX 75254

Attention: Patrick Knapp, General Counsel

If to the Holders, to the address listed in the Company’s books and records.

E. Amendment and Waiver. Notwithstanding any provision in the Certificate of Designation to the contrary, no provision contained in this Certificate of Designation may be amended, modified or waived except by an instrument in writing executed by the Company and all of the Holders of the shares of Series A Preferred then outstanding. Without limiting the generality of the foregoing, no amendment, modification or waiver of the terms or relative priorities of the Series A Preferred may be accomplished by the merger, consolidation or other transaction of the Company with another corporation or entity unless the Company has obtained the prior written consent of the Holders of 75% of the outstanding shares of Series A Preferred at such time, in accordance with Section V.B. hereof.”

VIVAKOR, INC.

By:
Name:	James H. Ballengee
Title:	Chairman, President & CEO

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